ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: www.nvsos.gov

Certificate of Designation
(PURSUANT TO NRS 78.1955)

Filed in the office of	Document Number 20090308415-32
Ross Miller, Secretary of State, State of Nevada	Filing Date and Time 03/26/2009 10:47 AM
	Entity Number C6557-1984

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)

1. Name of corporation:

ALCO ADVANCED TECHNOLOGIES, INC.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

10,000,000 shares of Preferred Stock of Alco Advanced Technologies, Inc., a Nevada corporation (the "Corporation"), are designated as Series A Preferred Stock ("Series A Preferred"). The Series A Preferred shall have the rights, preferences, privileges and restrictions set forth in this Certificate of Designation.

Section A. Dividend Rights. Holders of Series A Preferred shall be entitled to receive dividends if and when declared by the Board of Directors.

Section B. Liquidation Rights. In the event of any Liquidation (as defined below), dissolution, or winding up of the Corporation, either voluntary or involuntary, distributions to the shareholders of the Corporation shall shall be made in the following manner:

(See attached page)

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X ____________________
Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684-5708

Certificate of Designation

(PURSUANT TO NRS 78.1955)

Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)

B.1 Upon any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any Common Stock, the holders of the Series A Preferred Stock shall be entitled to be paid out of the assets of the Corporation an amount (the "Liquidation Preference") equal to the product of (i) the original amount paid by the holder thereof (the "Original Issue Price") for each share of Series A Preferred Stock owned by such holder as of the effective date of such liquidation (the "Liquidation Date"), multiplied by (ii) the number of shares of Series A Preferred Stock owned of record by such holder as of the Liquidation Date (as adjusted for any combinations, splits, recapitalization and the like with respect to such shares in the manner set forth herein).

B.2 Thereafter, any remaining assets of the Corporation legally available for distribution, if any, shall be distributed ratably to the holders of the Common Stock.

B.3 The following events shall be considered a liquidation under this Section B, provided such event has been approved by the holders of a majority of the then outstanding Common Stock voting as a separate class:

(a) any consolidation or merger of the Corporation with or into any other corporation or other entity or person, or any other corporate reorganization, in which the shareholders of the Corporation immediately prior to such consolidation, merger or reorganization own less than 50% of the Corporation's voting power immediately after such consolidation, merger or reorganization, or any transaction or series of related transactions in which in excess of 50% of the Corporation's voting power is transferred (an "Acquisition"); or

(b) a sale, lease, transfer or other disposition of all or substantially all of the assets of the Corporation (an "Asset Transfer").

B.4 If, upon any liquidation, distribution, or winding up, the assets of the Corporation shall be insufficient to make payment in full to all holders of Series A Preferred Stock of the

Liquidation Preference set forth in Section B.1 after payment in full of all other outstanding debts, judgments or other obligations of the Corporation as of the Liquidation Date, then such assets shall be distributed among the holders of the Series A Preferred Stock at the time outstanding, on a pro rata basis in proportion to the full amounts to which they would otherwise be respectively entitled if the entire amount due and payable pursuant to Section B.1 above were available for distribution at such time.

Section C. Voting Rights. On all matters submitted to a vote of the holders of the Common Stock, including, without limitation, the election of directors, a holder of Series A Preferred shall be entitled to the number of votes on such matters equal to the number of shares of the Series A Preferred held by such holder multiplied by 500, on the record date for the determination of shareholders entitled to vote on such matter. If no such record date is established, the date to be used for determination of the shareholders entitled to vote on such matters shall be the date on which notice of the meeting of the shareholder at which the vote is to be taken is marked, or the date any written consent of shareholders is solicited if the vote is not to be taken at a meeting. The holders of Series A Preferred shall not vote as a separate class, but shall vote with the holders of the Common Stock.

Section D. Conversion Rights. Holders of Series A Preferred shall not be entitled to any rights with respect to the conversion of the Series A Preferred into shares of Common Stock or any other Securities if the Corporation.

Section E. No Redemption. The Corporation shall be under no obligation to redeem all or any portion of the Series A Preferred at any time.

Signatures (Required):

Sylvain Desrosiers, Chief Executive Officer